UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934

                           (Amendment No. 15)*

                          Revco D.S., Inc. (RXR)
                            (Name of Issuer)

                       Common Stock, $.01 par value
                     (Title of Class of Securities)

                           CUSIP No. 761339100
                             (CUSIP Number)

                              Felix Kozodoy
                      Magten Asset Management Corp.
                           35 East 21st Street
                        New York, New York  10010
                              (212) 529-6612

            (Name, Address and Telephone Number of Person
           Authorized to Receive Notices and Communications)

                          May 30, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box .

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule
13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D

 CUSIP No. 761339100

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Magten Asset Management Corp.

2   Check the Appropriate Box if a Member of a Group*

        (a)

        (b) /X/

3   SEC Use Only


4   Source of Funds*

    00

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)

6   Citizenship or Place of Organization

    Delaware

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With

7   Sole Voting Power

    -0-

8   Shared Voting Power

    -0-

9   Sole Dispositive Power

    -0-

10  Shared Dispositive Power

    -0-

11   Aggregate Amount Beneficially Owned By Each
     Reporting Person

     -0-

12   Check Box if the Aggregate Amount in Row (11)
     Excludes Certain Shares*

13   Percent of Class Represented by Amount in Row (11)

     0.0%

14   Type of Reporting Person*

     IA, CO
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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                              SCHEDULE 13D

 CUSIP No. 761339100

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person

    Talton R. Embry

2   Check the Appropriate Box if a Member of a Group*

        (a)

        (b) /X/

3   SEC Use Only

4   Source of Funds*

    00, PF

5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e) /X/

6   Citizenship or Place of Organization

    United States

Number of
Shares
Beneficially
Owned By
Each
Reporting
Person
With

7   Sole Voting Power

    -0-

8   Shared Voting Power

    -0-

9   Sole Dispositive Power

    -0-

10  Shared Dispositive Power

    -0-

11  Aggregate Amount Beneficially Owned By Each Reporting
    Person

    -0-

12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*

13  Percent of Class Represented by Amount in Row (11)

    0.0%

14  Type of Reporting Person*

    IN
                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

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     This Amendment No. 15 to Schedule 13D amends the Schedule
13D initially filed on June 9, 1992 (collectively, with all amendments thereto, the "Schedule 13D") by (i) Magten Asset Management Corp., a Delaware corporation ("Magten"), with respect to the shares of Common Stock beneficially owned by investment advisory clients of Magten (the "Investment Advisory Shares") and
(ii) Talton R. Embry ("Embry" and together with Magten, the "Reporting Persons") with respect to the shares of Common Stock beneficially owned by Embry, by Embry's wife, by Embry's minor child, by three trusts for members of Embry's family for which Embry is trustee and for pension trusts for the benefit of current and former employees of Magten for which Embry is trustee.

Item 5.    Interest in Securities of the Issuer.

           Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

     A.   Magten.

          (a), (b) The information set forth in Rows 7, 8, 9, 10, 11 and 13 of the cover page hereto for Magten is incorporated herein by reference. The percentage amount set forth in Row 13 of such cover page and of each other cover page filed herewith is calculated based upon the 68,858,692 shares of Common Stock outstanding as of March 21, 1997 reported by the Company in its Form 10-Q/A for the period ended February 8, 1997.

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the Share of Common Stock in the last 60 days are set forth on Schedule A hereto and are incorporated herein by reference. All of such listed transactions reflect the exchange of shares of Common Stock in the merger of Revco D.S., Inc. into CVS Corporation on May 30, 1997.

          (d)  The beneficial owners of the Investment Advisory
Shares have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

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          (e)  Magten and the beneficial owners of the Investment
Advisory Shares ceased to be beneficial owners of 5% or more of the outstanding shares of Common Stock on May 30, 1997.

     B.   Talton R. Embry.

          (a), (b)  The information set forth in Rows 7, 8, 9,
10, 11 and 13 of the cover page hereto for Embry is incorporated herein by reference.

          (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share of Common Stock for all purchases and sales of the shares of Common Stock in the last 60 days are set forth on Schedule B hereto and are incorporated herein by reference. All of such listed transactions reflect the exchange of shares of Common Stock in the merger of Revco D.S., Inc. into CVS Corporation on May 30, 1997.

         (d) Embry is the trustee of four pension trusts for the benefit of current and former employees of Magten, including himself (the "Pension Trusts"). Embry is also the trustee for three trusts for members of his family (the "Family Trusts").
The beneficiaries of the Pension Trusts and Family Trusts have the right to receive dividends from or proceeds from the sale of shares of Common Stock held by the Pension Trusts and the Family Trusts, respectively, and Embry's son and wife have the right to receive or direct the receipt of proceeds from the sale or dividends from the shares of Common Stock beneficially owned by them.

          (e) Embry, and the beneficiaries of the Pension Trusts and the Family Trusts, and Embry's family members ceased to be beneficial owners of 5% or more of the outstanding shares of Common Stock on May 30, 1997.


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                               SIGNATURES

      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 10, 1997



            MAGTEN ASSET MANAGEMENT CORP.


            By:  /S/ TALTON R. EMBRY
                 --------------------------
                    Talton R. Embry,
                    Managing Director



                /S/ TALTON R. EMBRY
                ----------------------------
                     Talton R. Embry













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                          SCHEDULE A

                 INVESTMENT ADVISORY CLIENTS



TRADE DATE          NUMBER OF SHARES              PRICE
                       EXCHANGED<1>             PER SHARE
                                          (including commission)


5/30/97                4,860,520                  N/A<2>









<1> These shares of Common Stock were exchanged in the merger
(the "Merger") of Revco D.S., Inc. into CVS Corporation which was consummated on May 30, 1997.

<2> In connection with the Merger, each share of Common Stock was exchanged for 0.8842 shares of CVS common stock.

PAGE
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                          SCHEDULE B

                        TALTON R. EMBRY



TRADE DATE          NUMBER OF SHARES              PRICE
                       EXCHANGED<1>             PER SHARE
                                          (including commission)


5/30/97                108,129                    N/A<2>









<1> These shares of Common Stock were exchanged in the merger
(the "Merger") of Revco D.S., Inc. into CVS Corporation which was consummated on May 30, 1997.

<2> In connection with the Merger, each share of Common Stock was exchanged for 0.8842 shares of CVS common stock.